DoggyChef, Inc.
A New York Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016

DOGGYCHEF, INC.

TABLE OF CONTENTS



To the Board of Directors
DoggyChef, Inc.
Brooklyn, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of DoggyChef, Inc. (the "Company") which comprise the balance sheet as of December 31, 2016 and the related statements of operations, changes in stockholders' equity (deficiency), cash flows for the period from January 11, 2016 (inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
February 22, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

DOGGYCHEF, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2016

ASSETS

Current Assets:

Cash and cash equivalents	$	4,889
Inventory		380
Total Current Assets		5,269
TOTAL ASSETS	$	5,269

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities:

Accrued expenses	$	5,485
Total Liabilities		5,485

Stockholders' Equity (Deficiency):

Common Stock, no par, 1,000 shares authorized, 1,000 shares issued and outstanding, 850 shares vested, each as of December 31, 2016		-
Additional paid-in capital		34,921
Accumulated deficit		(35,137)
Total Stockholders' Equity (Deficiency)		(216)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$	5,269

See Independent Accountant's Review Report and accompanying notes to the financial statements.

DOGGYCHEF, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from January 11, 2016 (inception) to December 31, 2016

Net revenues	$	15,841
Costs of net revenues		(13,676)
Gross profit		2,165
Operating Expenses:		
Sales and marketing		21,793
General and administrative		10,183
Research and development		5,326
Total Operating Expenses		37,302
Loss from operations		(35,137)
Provision for income taxes		-
Net Loss	$	(35,137)

DOGGYCHEF, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the period from January 11, 2016 (inception) to December 31, 2016

	Common Stock		Additional		Stockholders'
	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Equity (Deficiency)
Balance at January 11, 2016 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock to founders	1,000	-	-	-	-
Capital contributions by founder	-	-	34,921	-	34,921
Net loss	-	-	-	(35,137)	(35,137)
Balance at December 31, 2016	1,000	$ -	$ 34,921	$ (35,137)	$ (216)

See Independent Accountant's Review Report and accompanying notes to the financial statements.

DOGGYCHEF, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from January 11, 2016 (inception) to December 31, 2016

Cash Flows From Operating Activities

Net Loss	$	(35,137)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in inventory		(380)
Increase in accrued expenses		5,485
Net Cash Used In Operating Activities		(30,032)

Cash Flows From Financing Activities

Capital contributions by founder		34,921
Net Cash Provided By Financing Activities		34,921

Net Change In Cash		4,889
Cash at Beginning of Period		-
Cash at End of Period	$	4,889

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	-
Cash paid for income taxes	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

DOGGYCHEF, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and for the period then ended

NOTE 1: NATURE OF OPERATIONS

DoggyChef, Inc. (the "Company") is a corporation organized January 11, 2016 under the laws of New York. The Company makes human grade dog food that is delivered to homes and businesses in New York City.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected the calendar year as its basis for reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale operations nor generated significant operating revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balance as of December 31, 2016 consists of products purchased for resale and any materials the Company purchased to package and ship the products.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016, the Company carried no receivables and no allowances.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

<u>Revenue Recognition</u>

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has been fulfilled. Sales tax is collected on sales in New York and these taxes are recorded as a liability until remittance. Liabilities are recorded for store credit issued to wholesale customers. The Company includes credit card merchant account fees as cost of net revenues in the statement of operations. As of December 31, 2016, the Company had merchant fees of $756.

<u>Income Taxes</u>

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

DOGGYCHEF, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and for the period then ended

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2016, the Company had a net operating loss carryforward of $12,123 and other temporary differences in book versus tax treatment, resulting in a net deferred tax asset of $13,866. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company incurs Federal and New York income taxes at rates of approximately 34% and 8.82%, respectively, resulting in a blended tax rate of 39.8%.

The Company files U.S. federal and state income tax returns, though none have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced full scale operations, plans to incur significant costs in implementing its business plan, has not generated significant operating revenues as of December 31, 2016, and has incurred a net loss of $35,137 during the period ended December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and has proposed a plan to generate revenues and raise capital through the issuance of stock in an equity crowdfunding campaign to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 1,000 shares of common stock with no par as of December 31, 2016. As of December 31, 2016, 1,000 shares were issued and outstanding.

On February 8, 2016, the Company issued a total of 1,000 shares of common stock to its founders at $0.0001 per share. Additionally, the Company's founder contributed capital of $34,921 to the Company during the period ended December 31, 2016.

150 of these shares are subject to vesting terms, whereby 50 of such shares vest in February of 2017 and 100 of such shares vest in February of 2018.

NOTE 5: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2017 the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.